MICHAEL KORS HOLDINGS LIMITED
c/o Michael Kors Limited
Unit 1902, 19/F, Tower 6
The Gateway, Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

September 17, 2014

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549
Attn: Tia L. Jenkins

Re:	Michael Kors Holdings Limited Response to Comment Letter, dated September 9, 2014, to Form 10-K for the Fiscal Year Ended March 29, 2014 Filed May 28, 2014 (File No. 001-35368)

Ladies and Gentlemen:

On behalf of Michael Kors Holdings Limited (the “Company”), below please find responses from the Company to comments received from the Staff of the U.S. Securities and Exchange Commission on September 9, 2014 to the Company’s Form 10-K for the fiscal year ended March 29, 2014 (File No. 001-35368), filed with the Commission on May 28, 2014.  The discussion below is presented in the order of the numbered comments in the comment letter.

General

1.	Please update your company data folder in Edgar to include your current fiscal year-end.

Response to Comment 1:  The Company has updated its company data folder in Edgar to include its current fiscal year-end.

Form 10-K for the Fiscal Year Ended March 29, 2014

2.
We note your October 3, 2013 response to our comment letter dated September 25, 2013 in which you confirmed that the company would provide the disclosure required by Item 201(d) of Regulation S-K in future filings. It appears that you have not provided the disclosure required by Item 201(d) of Regulation S-K. Please confirm that you will provide such disclosure in future filings. Please provide draft disclosure in your response.

U.S. Securities and Exchange Commission
September 17, 2014

Response to Comment 2:  The Company confirms that it will provide the disclosure required by Item 201(d) of Regulation S-K in future filings either in its Form 10-K or by incorporating by reference such disclosure from its Definitive Proxy Statement filed not later than 120 days after the end of the fiscal year covered by the Form 10-K.  The following table sets forth information as of March 29, 2014 regarding compensation plans under which the Company’s equity securities are authorized for issuance:

Equity Compensation Plan Information
Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders(1)	3,248,223	$33.16	(2)	11,897,658
Equity compensation plans not approved by security holders(3)	5,987,337	$5.91	(2)	─
Total	9,235,560	$13.69	(2)	11,897,658
____________________________
(1)	Reflects share options, restricted shares and restricted share units issued under the Michael Kors Holdings Limited Omnibus Incentive Plan.
(2)	Represents the weighted average exercise price of outstanding share options only.
(3)
Reflects share options issued under the Amended and Restated Michael Kors (USA), Inc. Stock Option Plan (the “Option Plan”).  Prior to our initial public offering, we granted share options to purchase ordinary shares to our executive officers and other eligible employees pursuant to the terms of the Option Plan. All of the share options granted under the Option Plan are ten-year share options and vest in full at the end of the ten-year term if our shareholder net equity has increased by at least 20% per annum during such ten-year period. However, a portion of each share option is eligible to vest on an accelerated basis over the course of five years with 20% vesting each year if the pre-established annual performance goal for the year has been met, in each case, subject to the grantee’s continued employment through the vesting date. The annual performance goals are tied to annual divisional pre-tax profit as determined by the Board. As of March 29, 2014, there were no shares available for future issuance under the 2008 Plan.

Business, page 4

3.
Please confirm that in future filings you will disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products (e.g., accessories, footwear or apparel) which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. Please provide draft disclosure in your response. Alternatively, advise us why you believe such information is not

U.S. Securities and Exchange Commission
September 17, 2014

material to an understanding of your business as a whole. Refer to Item 101(c)(1)(i) of Regulation S-K.

Response to Comment 3: The Company confirms that in future filings it will disclose for each of the last three fiscal years the amount and/or percentage of total revenue contributed by any class of similar products which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. Such disclosure is set forth below for each of the last three completed fiscal years:

	Fiscal Years Ended
	March 29, 2014		March 30, 2013		March 31, 2012
Accessories	$2,060,824	65%	$1,255,536	60%	$652,451	53%
Apparel	482,435	15%	413,731	20%	304,231	25%
Footwear	337,988	11%	210,982	10%	150,564	12%
Licensed product	289,275	9%	214,508	10%	129,854	10%

Net sales	$3,170,522		$2,094,757		$1,237,100

4.
We note your disclosure that your largest wholesale customer, a large and nationally recognized U.S. department store, accounted for 14.4% of your total revenue for the 2014 fiscal year and 14.0% of your total revenue for the 2013 fiscal year. Please confirm that in future filings you will disclose the name of this wholesale customer pursuant to Item 101(c)(1)(vii) of Regulation S-K. Please provide draft disclosure in your response. Alternatively, please advise us why the loss of this wholesale customer would not have a material adverse effect on the registrant and its subsidiaries.

Response to Comment 4: The Company confirms that in future filings it will disclose the name of any customer which accounted for 10% or greater of the Company’s consolidated revenue in all years presented.  Had such disclosure been included in the Company’s Form 10-K for the fiscal year ended March 29, 2014, it would have been as follows:

“Our largest wholesale customer, Macy’s, accounted for 14.4% of our total revenue in Fiscal 2014 and 14.0% of our total revenue in Fiscal 2013.  No other customer accounted for 10% or more of our total consolidated revenue in Fiscal 2014 or Fiscal 2013.”

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 55
Note 3. Summary of Significant Accounting Policies, page 56
Inventories, page 57

U.S. Securities and Exchange Commission
September 17, 2014

5.
We note you changed the method you utilize to value your inventory from the first- in first- out method to the weighted average cost method. Please provide the disclosures required by FASB ASC 250-10-50 and a preferability letter from your auditor as required by Item 601 (B)(18) of Regulation S-K.

Response to Comment 5: The Company did not change its accounting method for inventory valuation but rather simply clarified its policy that was being followed for the fiscal years presented to avoid any ambiguity.  Although the Company had been using the weighted average cost method for inventory valuation, the Company concluded that the first-in-first out (FIFO) method closely approximated the weighted average cost method for purposes of explaining how the actual flow of goods impacted the carrying value of its inventory.  In the Form 10-K for the fiscal year ended March 29, 2014, the Company clarified its accounting policy disclosure with the intent to more accurately explain the impact of the flow of goods in its current operations and the resulting inventory valuation. The actual costing method, which was the weighted average cost method, as reflected in the financial statements, did not change.  Accordingly, since there was not a change in accounting method, the Company does not believe a preferability letter from the Company’s auditor is required.

* * * *
         The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact me.

Sincerely,

/s/ Joseph B. Parsons
Joseph B. Parsons
Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer